December 28, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment ten to the above Registration Statement.  The changes are made in response to staff comments to the prior Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated December 12, 2011.

Fiscal year ended September 30, 2011

1.	As requested, we have updated the financial statements and related disclosures as required by Rule 8-08(b) of Regulation S-X, attachment 1.

MD&A, Critical Accounting Policies and Estimates, Impairment of Long-Lived Assets, page 45

2.
We have revised and expanded our disclosure in this section and related sections to discuss the actual risks and uncertainties in our estimates and how changes in our assumptions and estimates, and changes in market conditions, may impact the fair value of our plant assets.

Exhibit 23.1

3.	We have updated the exhibit to properly correspond to this Amendment No. 10.

This concludes our response to your comment letter of December 12, 2011.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq